FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 23, 2026

Item 1

Banco Santander, S.A. (“Banco Santander”), in accordance with the provisions of securities market legislation, hereby announces the following:

OTHER RELEVANT INFORMATION

In connection with the issuance of up to 334,809,216 new ordinary shares of Banco Santander in the context of its acquisition of Webster Financial Corporation, it is hereby noted that Banco Santander is not required to publish, and will not publish, a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market and repealing Directive 2003/71/EC, as amended (the “Prospectus Regulation”). Banco Santander has elected to rely on the exemptions set forth in Article 1(4)(da) and Article 1(5)(a) of the Prospectus Regulation.

To that end, Banco Santander has today published on its corporate website (www.santander.com) an exemption document (the “Exemption Document”), in accordance with the requirements of Annex IX of the Prospectus Regulation. The Exemption Document has been filed with the National Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV”) and made available to the public in accordance with Article 21(2) of the Prospectus Regulation. The Exemption Document is available at https://www.santander.com/content/dam/santander-com/es/documentos/aumento-de-capital-para-la-adquisicion-de-webster/exemption-document.pdf

The Exemption Document does not constitute a prospectus within the meaning of the Prospectus Regulation and is not subject to review and approval under Article 20 thereof. Accordingly, it has not been reviewed or approved by the CNMV.

Boadilla del Monte (Madrid), 23 April 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 23, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance